UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Third Quarter 2022 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Third Quarter 2022 Results

Total revenue for the third quarter of 2022 increased 11.7% to 58,288 kEUR from 52,195 kEUR for the third quarter of 2021.

Revenue from our Materialise Software segment increased 3.8% to 10,863 kEUR for the third quarter of 2022 from 10,468 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 13.1% to 21,391 kEUR for the third quarter of 2022 compared to 18,910 kEUR for the same period in 2021.

Revenue from our Materialise Manufacturing segment increased 14.1% to 26,033 kEUR for the third quarter of 2022 from 22,817 kEUR for the third quarter of 2021.

Gross profit was 32,042 kEUR compared to 31,076 kEUR for the same period last year, while gross profit as a percentage of revenue decreased to 55.0% compared to 59.5% for the third quarter of 2021.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 24.5% to 33,491 kEUR for the third quarter of 2022 from 26,900 kEUR for the third quarter of 2021.

Net other operating income increased to 1,166 kEUR from 355 kEUR for the third quarter of 2021.

Operating result amounted to (282) kEUR compared to 4,529 kEUR for the third quarter of 2021.

Net financial result was 2,173 kEUR compared to 4,203 kEUR for the third quarter of 2021.

The third quarter of 2022 contained income tax expenses of (478) kEUR, compared to (75) kEUR in the third quarter of 2021.

As a result of the above, net profit for the third quarter of 2022 was 1,413 kEUR, compared to 8,657 kEUR for the same period in 2021. Total comprehensive income for the third quarter of 2022, which includes exchange differences on translation of foreign operations, was 1,638 kEUR compared to 8,272 kEUR for the 2021 period.

At September 30, 2022, we had cash and cash equivalents of 150,621 kEUR compared to 196,028 kEUR at December 31, 2021. Gross debt amounted to 83,925 kEUR, compared to 99,107 kEUR at December 31, 2021. As a result, our net cash position (cash and cash equivalents less gross debt) was 66,696 kEUR, a decrease of 30,225 kEUR, and included the effect of our call option exercise to acquire 100% of the shares of Link3D, and of our acquisition of Identify3D.

Cash flow from operating activities for the third quarter of the year 2022 was 3,840 kEUR compared to 4,388 kEUR for the same period in 2021. Total capital expenditures for the third quarter of 2022 amounted to 9,441 kEUR.

Net shareholders’ equity at September 30, 2022 was 236,559 kEUR compared to 232,577 kEUR at December 31, 2021.

Adjusted EBITDA amounted to 5,072 kEUR for the third quarter of 2022 compared to 9,739 kEUR for the 2021 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2022 was 8.7%, compared to 18.7% for the third quarter of 2021.

Adjusted EBITDA from our Materialise Software segment decreased, including the effect of ongoing investments in Link3D and Identify3D, to 202 kEUR from 3,708 kEUR while the segment EBITDA margin (segment EBITDA divided by segment revenue) was 1.9% compared to 35.4% for the prior-year period.

Adjusted EBITDA from our Materialise Medical segment amounted to 4,765 kEUR for the third quarter of 2022 compared to 5,251 kEUR while the segment EBITDA margin was 22.3% compared to 27.8% for the third quarter of 2021.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to 2,530 kEUR compared to 3,546 kEUR for the same period last year, while the segment EBITDA margin was 9.7% compared to 15.5% for the third quarter of 2021.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 0.9748, the reference rate of the European Central Bank on September 30, 2022.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In ‘000	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Revenue	56,819	58,288	52,195	169,319	148,461
Cost of Sales	(25,584)	(26,245)	(21,119)	(76,236)	(64,378)
Gross Profit	31,235	32,042	31,076	93,083	84,084
Gross profit as % of revenue	55.0%	55.0%	59.5%	55.0%	56.6%
Research and development expenses	(9,078)	(9,313)	(6,602)	(26,074)	(19,982)
Sales and marketing expenses	(14,815)	(15,198)	(12,413)	(44,841)	(35,730)
General and administrative expenses	(8,754)	(8,980)	(7,885)	(26,089)	(23,449)
Net other operating income (expenses)	1,137	1,166	355	2,603	2,318
Operating (loss) profit	(275)	(282)	4,529	(1,318)	7,239
Financial expenses	(2,057)	(2,110)	2,334	(4,671)	(3,182)
Financial income	4,175	4,283	1,869	9,800	4,426
Share in loss of joint venture	—	—	—	—	—
(Loss) profit before taxes	1,843	1,891	8,732	3,812	8,483
Income Taxes (*)	(466)	(478)	(75)	(1,377)	(101)
Net (loss) profit for the period (*)	1,377	1,413	8,657	2,435	8,382
Net (loss) profit attributable to:	—
The owners of the parent	1,385	1,421	8,660	2,457	8,386
Non-controlling interest	(8)	(8)	(3)	(21)	(4)
Earning per share attributable to owners of the parent
Basic (*)	0.02	0.02	0.15	0.04	0.15
Diluted (*)	0.02	0.02	0.15	0.04	0.15
Weighted average basic shares outstanding	59,064	59,064	58,731	59,064	55,935
Weighted average diluted shares outstanding	59,089	59,089	58,944	59,099	56,206

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Net profit (loss) for the period (*)	1,377	1,413	8,657	2,435	8,382
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	219	225	(385)	1,291	1,590
Non-recycling
Fair value adjustments through OCI - Equity instruments	—	—	—	(0)	48
Other comprehensive income (loss), net of taxes	219	225	(385)	1,291	1,638
Total comprehensive income (loss) for the year, net of taxes	1,596	1,638	8,272	3,726	10,020
Total comprehensive income (loss) attributable to:
The owners of the parent	1,604	1,646	8,275	3,748	10,023
Non-controlling interests	(8)	(8)	(3)	(21)	(3)

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2022	2021
Assets
Non-current assets
Goodwill	50,190	18,726
Intangible assets	38,710	31,668
Property, plant & equipment	92,335	84,451
Right-of-Use assets	8,520	9,054
Investments in joint ventures	—	—
Deferred tax assets	217	227
Investments in convertible loans	3,431	3,560
Investments in non-listed equity instruments	399	399
Other non-current assets	4,948	7,520
Total non-current assets	198,750	155,605
Current assets
Inventories	15,532	11,295
Trade receivables	42,329	41,541
Other current assets	8,374	8,940
Cash and cash equivalents	150,621	196,028
Total current assets	216,856	257,803
Total assets	415,606	413,408

	As of September 30,	As of December 31,
In 000€	2022	2021
Equity and liabilities
Equity
Share capital	4,487	4,489
Share premium	233,869	233,872
Retained earnings and other reserves	(1,797)	(5,784)
Equity attributable to the owners of the parent	236,559	232,577
Non-controlling interest	(21)	1
Total equity	236,538	232,578
Non-current liabilities
Loans & borrowings	58,126	72,637
Lease liabilities	5,004	5,268
Deferred tax liabilities	4,239	4,371
Deferred income	6,932	4,952
Other non-current liabilities	1,027	2,168
Total non-current liabilities	75,328	89,396
Current liabilities
Loans & borrowings	17,593	17,849
Lease liabilities	3,202	3,353
Trade payables	25,038	20,171
Tax payables	1,128	783
Deferred income	36,112	33,306
Other current liabilities	20,667	15,972
Total current liabilities	103,740	91,434
Total equity and liabilities	415,606	413,408

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2022	2021*
Operating activities
Net (loss) profit for the period (*)	2,435	8,382
Non-cash and operational adjustments
Depreciation of property plant & equipment	11,335	11,460
Amortization of intangible assets	4,859	3,780
Impairment of goodwill and intangible assets	—	—
Share-based payment expense	(121)	(878)
Loss (gain) on disposal of property, plant & equipment	59	43
Movement in provisions	(506)	7
Movement reserve for bad debt and slow moving inventory	(42)	154
Financial income	(9,771)	(4,426)
Financial expense	5,009	3,182
Impact of foreign currencies	98	107
Share in loss (gain) of a joint venture (equity method)	—	—
(Deferred) income taxes (*)	1,384	101
Other non-current liabilities	—	—
Working capital adjustments	9,109	(4,531)
Decrease (increase) in trade receivables and other receivables	(184)	(7,553)
Decrease (increase) in inventories and contracts in progress	(4,356)	(1,770)
Increase (decrease) in deferred revenue	3,815	(56)
Increase (decrease) in trade payables and other payables	9,834	4,848
Income tax paid & Interest received	(262)	108
Net cash flow from operating activities	23,587	17,490

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period and on (Deferred) income taxes is (46) k€.

	for the nine months ended September 30,
In 000€	2022	2021
Investing activities
Purchase of property, plant & equipment	(16,066)	(4,827)
Purchase of intangible assets	(3,422)	(2,439)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	319	295
Acquisition of subsidiary (net of cash)	(29,355)	—
(Convertible) Loans granted	—	1,239
Investment in subsidiary, net of cash acquired	—	(1,680)
Net cash flow used in investing activities	(48,523)	(7,412)
Financing activities
Repayment of loans & borrowings	(15,182)	(11,169)
Repayment of leases	(2,566)	(2,841)
Capital increase	—	85,787
Interest paid	(1,665)	(1,652)
Other financial income (expense)	1,378	2,740
Net cash flow from (used in) financing activities	(18,035)	72,865
Net increase/(decrease) of cash & cash equivalents	(42,972)	82,943
Cash & Cash equivalents at the beginning of the year	196,028	111,538
Exchange rate differences on cash & cash equivalents	(2,433)	465
Cash & cash equivalents at end of the period	150,621	194,946

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	1,413	8,657	2,435	8,382
Income taxes (*)	478	75	1,377	101
Financial expenses	2,110	(2,334)	4,671	3,182
Financial income	(4,283)	(1,869)	(9,800)	(4,426)
Depreciation and amortization	5,378	5,314	16,194	15,240
Share in loss of joint venture	—	—	—	—
EBITDA	5,096	9,843	14,876	22,480
Share-based compensation expense (1)	(24)	(104)	(121)	(878)
Acquisition-related expenses of business combinations (2)	—	—	—	405
Adjusted EBITDA	5,072	9,739	14,755	22,007

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2022
Revenues	10,863	21,391	26,033	58,288	0	58,288
Segment (adj) EBITDA	202	4,765	2,530	7,497	(2,425)	5,072
Segment (adj) EBITDA %	1.9%	22.3%	9.7%	12.9%		8.7%
For the three months ended September 30, 2021
Revenues	10,468	18,910	22,817	52,196	(0)	52,195
Segment (adj) EBITDA	3,708	5,251	3,546	12,506	(2,767)	9,739
Segment (adj) EBITDA %	35.4%	27.8%	15.5%	24.0%		18.7%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2022
Revenues	31,989	60,592	76,739	169,319	0	169,319
Segment (adj) EBITDA	2,955	12,466	6,722	22,144	(7,388)	14,755
Segment (adj) EBITDA %	9.2%	20.6%	8.8%	13.1%		8.7%
For the nine months ended September 30, 2021
Revenues	30,719	52,686	65,199	148,604	(142)	148,461
Segment (adj) EBITDA	10,266	14,313	5,252	29,831	(7,826)	22,004
Segment (adj) EBITDA %	33.4%	27.2%	8.1%	20.1%		14.8%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	1,413	8,657	2,435	8,382
Income taxes (*)	478	75	1,377	101
Financial cost	2,110	(2,334)	4,671	3,182
Financial income	(4,283)	(1,869)	(9,800)	(4,426)
Share in loss of joint venture	—	—	—	—
Operating (loss) profit	(282)	4,529	(1,318)	7,239
Depreciation and amortization	5,378	5,314	16,194	15,240
Corporate research and development	592	710	2,057	2,191
Corporate headquarter costs	2,491	2,463	7,103	6,907
Other operating income (expense)	(681)	(511)	(1,892)	(1,745)
Segment adjusted EBITDA	7,497	12,506	22,144	29,831

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the nine months ended September 30 income taxes and net profit is (46)k€.

The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the three months ended September 30 income taxes and net profit is 5 k€.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: October 27, 2022